October 19, 2007

120 Monument Circle

Indianapolis, IN 46204-4903

VIA EDGAR

Mr. Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

450 Fifth St., N.W.

Washington, D.C. 20549

Re:	WellPoint, Inc.
Definitive Proxy Statement
Filed April 4, 2007
File No. 001-16751

Dear Mr. Buchmiller:

I am writing as a follow up to our conversation on October 16th to confirm that WellPoint, Inc. (the “Company”) will respond to the United States Securities and Exchange Commission (the “Commission”) comment letter dated September 26, 2007 relating to the above-referenced filing of the Company (the “Comment Letter”) by November 2, 2007. The Comment Letter provides that we should respond by October 26, 2007 or tell the Commission when we will provide a response. You agreed that it would be acceptable for the Company to send a response letter to the Commission by November 2, 2007.

If you have any questions, please call me at (317) 488-6562.

Very Truly Yours,

/s/ Kathleen S. Kiefer
Kathleen S. Kiefer
Associate General Counsel